

December 23, 2011

<u>Via Facsimile</u>
Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte, NC 28216

> **Re:** **Pretoria Resources Two, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed December 1, 2011**
> **File No. 000-52901**

Dear Ms. Carroll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010, filed December 1, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that you have amended your 2010 Form 10-K in response to comment one in our letter dated May 19, 2011. However, we note that your filing does not include the complete text of the amended item that must be included in the amendment as required by Rule 12b-15 under the Exchange Act. Please amend your filing to include all of the information called for by Item 8 of Form 10-K, including the notes to the financial statements. You may file an abbreviated amendment that include a cover page, explanatory note, complete text of Item 8 as amended, signature page, and provide new certifications for each principal executive officer and principal financial officer as called for by Rule 12b-15.

2. In addition, please have your auditor expand the first paragraph of the audit report to include the language that was left out of the report. Refer to the illustrative audit report contained in the Appendix to PCAOB Auditing Standard No. 1.

Financial Statements, page F-1

3. We note that the headings of the statements of stockholders' deficit and cash flows are marked "unaudited." Please revise to eliminate the parenthetical "unaudited" from the statement headings.

General

4. As previously requested, please provide a written statement acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining